FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  September 2, 2004 & October 5, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: November 9, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Trading Symbol TSX: GGC

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GENCO RESOURCES LTD. ANNOUNCES PRIVATE PLACEMENT OF UP TO $600,000.

September 2, 2004

Jim McDonald, P. Geo. President of Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”), wishes to announce a brokered unit private placement for gross proceeds of up to $600,000.  Each unit consists of 1 share valued at 0.80 and a full warrant to purchase a further share of common stock for a period of 2 years at 0.90 per share.  The proceeds of the private placement will be used for working capital, and the placement of units is subject to the TSX Venture Exchange approval.

Genco has issued stock options exercisable at $ 0.85 to Mike Petrina for 75,000 shares, subject to exchange approval.  Genco has 1,490,333 options outstanding with exercise prices between $ 0.75 and $ 1.50.

For more information, please contact:

GENCO RESOURCES LTD.

Phone: (604) 682-2205

Fax:     (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

Trading Symbol TSX: GGC

Suite 550 – 999 West Hastings, Vancouver, and B.C., Canada V6C 2W2

October 05, 2004

GENCO ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF $677,600. CDN

Genco Resources Ltd., (TSX-Venture: GGC) is pleased to announce that the company has closed a private placement of units for $677,600. with nine placees at a subscription price of $0.80 per unit.  As previously announced each unit will consist of a share and a share purchase warrant which entitles the placee to purchase an additional share for the period of 24 months at a price of $0.90.  Filing of final documentation has been filed with the stock exchange.  The placement is subject to final exchange approval.

Robert Gardner, Director and Chairman of the Board

For Further information:

Genco Resources Ltd.

Suite 550-999 West Hastings Street,

Vancouver, B.C. V6C 2W2

(604)-682-2205

info@gencoresources.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)